Rec'd C 1/14/04

VF 1-15-04

SE[illegible] COMMISSION
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SEC FILE NUMBER
8- 24216

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/01 (MM/DD/YY) AND ENDING 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Popular Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
JAN 16 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 Banco Popular Center
(No. and Street)

Hato Rey (City) Puerto Rico (State) 00918-1075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

RECD S.E.C.
JAN 1 4 2004
588

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 1/15

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PO Box 363566
San Juan PR 00936-3566
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Accountants

To the Board of Directors of
Popular Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Popular Securities, Inc. (the "Company") (a wholly-owned subsidiary of Popular, Inc.) at November 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

December 27, 2002

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1838316 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

POPULAR SECURITIES, INC.
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
November 30, 2002

(in thousands, except share information)

Assets	
Cash	$ 1,729
Securities purchased under agreements to resell	928,540
Securities owned, at market value:	
Pledged securities with creditors' right to repledge	256,954
Other trading securities	90,318
Receivables from brokers, dealers and counterparties	7,430
Accrued interest income	10,813
Deferred tax asset	733
Other assets	2,368
Total assets	$ 1,298,885
Liabilities and Stockholder's Equity	
Securities sold under agreements to repurchase	$ 1,181,867
Subordinated borrowings	10,000
Payables to brokers, dealers and counterparties	48,710
Accrued interest expense	4,727
Income tax payable	841
Accrued employee compensation and benefits	4,557
Deferred compensation	2,280
Other liabilities	2,554
Total liabilities	1,255,536
Commitments (Note 13)	
Stockholder's equity:	
Capital stock, $25 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	25
Treasury stock, at cost	(463)
Additional paid-in capital	15,713
Retained earnings	28,074
Total stockholder's equity	43,349
Total liabilities and stockholder's equity	$ 1,298,885

The accompanying notes are an integral part of these financial statements.

POPULAR SECURITIES, INC.

(a wholly-owned subsidiary of Popular, Inc.)

Notes to Financial Statements

November 30, 2002

(all amounts in thousands)

1. **Nature of Business and Summary of Significant Accounting Policies**

Popular Securities, Inc. (the "Company") is engaged in investment banking, brokerage and financial advisory services and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates principally in the Commonwealth of Puerto Rico and is wholly-owned by Popular, Inc.

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(2)(ii) of the reserve requirement under SEC Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the more significant accounting policies followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Income Recognition

Securities owned transactions are recorded on the trade date, as if they had settled. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis for the institutional division and on a settlement-date basis for the retail division. The difference between the settlement date basis used for the retail division and the trade date basis required by GAAP is not material. Investment banking revenue is recorded as follows: 1) underwriting fees at the time the underwriting is completed and income is reasonably determinable, 2) corporate finance advisory fees as earned, according to the terms of the specific contracts and 3) sales concessions on a trade-date basis.

Securities Owned

Securities owned are valued at market or estimated fair value, if market value is not readily determinable. Unrealized gains and losses on securities, including forward, futures and options contracts, if any, are reflected in the Statement of Income.

Resale and Repurchase Agreements

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements.

It is the Company's policy to take possession of securities purchased under resale agreements and such collateral is not reflected in the financial statements. The Company monitors the market value of the securities received as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed appropriate.

The Company maintains control over the securities sold under repurchase agreements. The securities pledged as collateral under such agreements are included in the financial statements.

Receivables and Payables to Brokers, Dealers and Customers

Accounts receivable and payable to brokers, dealers and customers include principally amounts due on transactions. As of November 30, 2002, the receivable amount also included $3,126 of fails to deliver while the payable amount included $1,015 of fails to receive and $47,695 trade date adjustment.

Furniture and Equipment

Furniture and equipment, included in other assets, are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

A deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

Temporary differences giving rise to deferred tax assets and liabilities are attributable to deferred compensation, net unrealized gains and losses on securities owned and other revenues and expenses which are reported for tax purposes in different years than for financial reporting purposes.

Recently Issued Accounting Pronouncements

Transfer and Servicing of Financial Assets and Liabilities - The FASB recently issued SFAS No. 140, "Accounting for Transfer and Servicing of Financial Assets and Liabilities – A Replacement of SFAS 125." This statement revises the standards of accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the provisions of SFAS No. 125 without reconsideration. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company adopted this statement and includes required disclosures for collateral in these financial statements.

(all amounts in thousands)

SFAS No. 141 "Business Combinations" - This Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." This statement requires all business combinations to be accounted for using the purchase method of accounting. The provisions of SFAS No.141 apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. With the adoption of this statement the Company recorded the remaining unamortized excess of fair value over cost of assets acquired into earnings.

SFAS No.142 "Goodwill and Other Intangible Assets" - This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No.17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001. This statement is required to be applied at the beginning of an entity's fiscal year to all goodwill and other intangible assets recognized in its financial statements at that date. Goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to the provisions of SFAS No.142.

SFAS No. 143 "Accounting for Asset Retirement Obligations" - This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" - The scope of this statement is to develop a single accounting model for long-lived assets that are to be disposed of by sale, whether previously held and used or newly acquired. The provisions of this statement will be effective for financial statements issued for fiscal years beginning after December 15, 2001.

SFAS No. 145 "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." The statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-fund Requirements." This Statement also rescinds SFAS Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under chanoe conditions. SFAS No. 145 is effective for transactions occurring after May 15, 2002.

(all amounts in thousands)

During 2002, the FASB issued the following standards:

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. The SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002.

SFAS No. 147, " Acquisition of Certain Financial Institutions." This statement removes financial acquisitions of financial institutions from the scope of both SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions", and FASB Interpretation No. 9, "Applying APB Opinions No. 16 and 17, when a Savings and Loan Association or a similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method" and requires that those transactions be accounted for in accordance with FASB Statement No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". In addition, SFAS No. 147 amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. SFAS No. 147's transition provisions require affected institutions to reclassify their SFAS No. 72 goodwill as SFAS No. 142 goodwill as of the date the company initially applied SFAS No. 142 in its entirety.

Management understands that the adoption of the statements above will not have a material effect on the financial statements of the Company.

2. Securities Owned

Securities owned, at market value, as of November 30, 2002 were as follows:

Money market instruments	$ 114,975
United States Government and its Agencies	196,237
State and municipal governments	5,423
Corporate and other securities	30,637
	$ 347,272

3. Securities Purchased Under Agreements to Resell

The securities underlying the agreements to resell were delivered to, and are held by, the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract or custom to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements.

(all amounts in thousands)

The fair value of the collateral securities received by the Company on these transactions as of November 30, 2002 were as follows:

Repledged	$ 948,140
Not repledged	18,645
	$ 966,785

The repledged securities were used as underlying securities for repurchase agreements.

4. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of November 30, 2002.

Securities sold under agreements to repurchase	$ 1,181,867
Maximum aggregate balance outstanding at any month-end	$ 1,181,867
Average monthly aggregate balance outstanding	$ 1,023,803
Weighted average interest rate:	
At November 30,	2.87%
For the year	3.23%

5. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. maturing on April 1, 2007. Under the agreement, the Company may borrow up to $50,000. The interest rate on this loan is adjusted quarterly to the comparable floating spread for 90-day LIBOR (1.43% at November 30, 2002) plus 12.5 basis points. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. At November 30, 2002, the Company has borrowings outstanding under this agreement amounting to $10,000.

The movement of subordinated borrowings for the year ended November 30, 2002 was as follows:

Balance at December 1, 2001	$ 8,000
Issuance of new debt	27,000
Repayment of debt	(25,000)
Balance at November 30, 2002	$ 10,000

The Company paid its parent a total of $457 in interest related to borrowings under this agreement during the year ended November 30, 2002.

(all amounts in thousands)

6. Short-Term Promissory Notes

Short-term promissory notes (STPN) are general obligations of the Company payable on a parity with all its other general obligations. The Company has authorized the offering and sale of up to $500,000 aggregate principal amount of the STPN, subject to increase from time to time as may be authorized by the Company. The amount of STPN actually sold will depend on the needs of the Company and prevailing market condition. The STPN are guaranteed by Popular, Inc. There were no STPNs outstanding at November 30, 2002.

7. Deferred Compensation

The Company sponsors two different non-qualified deferred compensation plans (the "Plans") for a select group of employees of its institutional division ("Plan A") and retail division ("Plan B") to defer their incentive performance bonus. Participation in the Plans is required and automatic if certain criteria are met.

Plan A

Under the deferred compensation plan for the institutional division employees, participants are required to defer a portion of their incentive performance bonus. The amount deferred and interest thereon are paid to participants as follows: (a) 50% on or before January 31 of the second fiscal year following the fiscal year for which such amounts were contributed and (b) 50% on or before January 31 of the third fiscal year following the fiscal year for which such amounts were contributed.

For the year ended November 30, 2002, the Company recognized an expense of $544 related to this plan.

On October 22, 1999 the Company created a trust (the "Trust") to invest the amount deferred under Plan A, if so elected by the participant. The Trust's assets are subject to the claims of the Company's creditors in the event of the Company's insolvency until paid to Plan A participants at such times as specified above.

The principal balance held by the Trust and any realized and unrealized appreciation are exclusively for the benefit of Plan A's participants.

As of November 30, 2002, the Trust had 16,059 shares of common stock of Popular, Inc. These shares are carried as treasury stock in the Statement of Financial Condition, at cost.

Plan B

Under the deferred compensation plan for the retail division employees, the participants' incentive performance bonus must be deferred completely. The principal and interest thereon have a vesting period as determined by the board of directors of the Company for each year. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by Plan B.

For the year ended November 30, 2002, the Company recognized an expense of $181 related to this plan. Total plan liability as of November 30, 2002 amounted to $1,633.

(all amounts in thousands)

8. Employee Benefit Plan

The Company maintains a contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The expense for the year ended November 30, 2002, with respect to this benefit plan was $680, including $175 and $505 for the matching and profit sharing contributions, respectively. The plan's main trustee is an affiliated company. Fees paid to the trustees during the year ended November 30, 2002, amounted to $56.

9. Income Taxes

The components of the income tax provision for the year ended November 30, 2002, are summarized below:

Current provision	$	4,432
Deferred provision		279
	$	4,711

The deferred tax provision consists of the following:

Change in unrealized gains on securities owned	$	449
Deferred compensation		(185)
Other		15
	$	279

Temporary differences which give rise to the deferred tax asset at November 30, 2002, are as follows:

Deferred tax asset:		
Deferred compensation	$	992
Other reserves		45
		1,037
Deferred tax liability:		
Net unrealized gains on securities owned	$	270
Other		34
		304
Net deferred tax asset	$	733

(all amounts in thousands)

A reconciliation of the amount computed by applying the statutory income tax rate and the reported income tax provision follows:

	Amount	% of pre-tax Income
Computed income tax at statutory rate	$ 4,950	39.0%
Exempt income	(731)	(5.8%)
Other	492	3.9%
Income tax provision	$ 4,711	37.1%

10. Financial Instruments

Generally, the majority of the Company's financial assets and liabilities are either valued at market or estimated fair value or, because of their short-term nature, their carrying values approximate fair value. Fair values for financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows. The fair value of the subordinated borrowings is close to the carrying value due to the short-term repricing period of three months.

Transactions involving financial instruments sold, not yet purchased, entail an obligation to purchase a financial instrument at a future date. The Company may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

11. Derivative Activities

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, that derive their values or contractually required cash flows from the price of some other security or index.

Most of the company's derivative transactions are entered into for trading purposes. The company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. Gains and losses on derivatives used for trading purposes are generally included as "trading gain or loss" on the statement of income.

The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition,

(all amounts in thousands)

measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

Popular Securities entered into call options for mortgage-backed securities. The gross notional (or contractual) amounts of these written option contracts used for trading purposes as of November 30, 2002 amounted to $98,000. The fair value of these derivative financial instruments was ($13) at November 30, 2002.

12. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

13. Commitments

At November 30, 2002, the Company has obligations under a number of noncancelable leases with affiliates, for office space which required rental payments as follows:

Year	Minimum Payments
2003	$ 441
2004	372
2005	330
2006	119
2007	26
	$ 1,288

Certain agreements are subject to periodic escalation charges for increases in real estate taxes and other occupancy charges.

Total rent expense for the year ended November 30, 2002 was $707.

14. Clearance Agreements

The Company has clearing and custody agreements with Credit Suisse First Boston Corporation ("CSFB"), for its institutional operation, and Fiserv Securities, Inc. ("FSI"), for its retail brokerage operation. CSFB and FSI are members of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreements, CSFB and FSI clear and execute the brokerage transactions of the Company's customers on a fully disclosed basis. The agreements state that the Company will assume the customer obligations if a customer introduced by the Company defaults.

(all amounts in thousands)

15. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Statement of Financial Condition at November 30, 2002, includes $92,120 in resale agreements with affiliates. Revenues and expenses for the year ended November 30, 2002, include interest income of $5,176 and interest expense of $107 related to repurchase/resale agreements with affiliates.

Income for an investment in an affiliate held during the year and sold prior to November 30, 2002 amounted to $94 for the year ended November 30, 2002.

The Company also, rents office space and receives certain management services (e.g., payroll, etc.) from an affiliate. Rent expense and management fees for the year ended November 30, 2002, amounted to $707 and $253, respectively.

16. Supplementary Cash Flow Information

During fiscal year 2002, the Company paid interest amounting to $34,429. Income taxes paid during the year amounted to $4,960.

17. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250 or 2% of aggregate debit items computed in accordance with the Rule. At November 30, 2002, the Company's net capital of $27,964 was $27,502 in excess of required net capital of $462. The Company's ratio of debt to debt equity was 19%, which is below the maximum requirement specified by the Rule.

* * * * *